Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
TENDERING TO INCO REMAINS BEST CHOICE
FOR FALCONBRIDGE SHAREHOLDERS
Toronto, July 26, 2006 — Inco Limited (NYSE, TSX: N) today outlined why the Inco- Falconbridge combination remains clearly the best alternative for Falconbridge shareholders.
“Falconbridge shareholders need to consider three things very carefully — the tremendous earnings and cash flow potential of the New Inco, the synergy opportunities we have identified, and the excellent outlook for sustained high metals prices in nickel and copper,” said Inco Chairman and CEO Scott Hand. “Then they have to ask themselves if they’re prepared to give all that away to Xstrata by accepting their lower cash offer.”
•	Inco has announced net earnings for the second quarter of 2006 of $472 million and indicated that at current metals prices, its second half profits could exceed $1.6 billion.

•	Falconbridge Limited (NYSE, TSX: FAL) has announced second quarter net earnings of $728 million.

•	Inco and Falconbridge have identified $550 million in synergies with a net present value of $3.5 billion that will significantly add to the performance potential of the New Inco.

•	Inco’s cash and share offer provides a premium of 3 per cent over the Xstrata offer.

•	Today Phelps Dodge announced second quarter earnings of $472 million and forecast third quarter cash flow of $1.5 billion.

•	Nickel and copper continue to trade at near record levels and are the two metals with the best supply demand fundamentals going forward both for the near and long term.

•	Phelps Dodge Inco will be a global nickel copper powerhouse with an even greater potential to capitalize on strong nickel and copper markets going forward.
“Falconbridge shareholders need to understand that this is it — this is their chance to make this great nickel copper company a reality — and they need to act and tender now to the Inco offer, which expires at midnight (Vancouver time) on Thursday, July 27, 2006,” Mr. Hand said.
Instructions for last-minute tendering of Falconbridge shares
Instructions for tendering Falconbridge shares are provided in the Notice of Variation and Extension of Inco dated July 16, 2006 and the accompanying Letter of Transmittal.

Shares held through intermediaries: Falconbridge shareholders holding their shares through intermediaries who wish to accept Inco’s Offer must act immediately. Intermediaries have published deadlines for tendering instructions. Beneficial shareholders missing an intermediary’s announced deadline for tendering to Inco’s Offer may still be able to make instructions during Thursday past the announced deadline by using the Notice of Guaranteed Delivery process for tendering, as described in the Notice of Variation and Extension, to be received by CIBC Mellon Trust Company, the Depository, by not later than midnight (Vancouver time) on Thursday, July 27, 2006 (the “Expiry Time”).
Shares held directly: Registered shareholders must ensure that their Letter of Transmittal and share certificates, or Notice of Guaranteed Delivery, duly completed, are received by CIBC Mellon Trust Company by the Expiry Time.
The Depositary for the Offer is:
CIBC MELLON TRUST COMPANY

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4	By Registered Mail, by Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, ON M5L 1G9
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com
Cautionary Statement Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding Inco’s offer to purchase all of the common shares of Falconbridge Limited and regarding Inco’s proposed plan of arrangement with Phelps Dodge, including statements regarding the consideration payable pursuant to Inco’s increased offer for Falconbridge and the proposed plan of arrangement involving Inco and Phelps Dodge, the outlook for nickel and copper prices in the near and long term, the future demand for nickel and copper, the possibility of achieving synergies among Inco, Falconbridge and Phelps Dodge and the profitability and cash-generation potential of each of Inco, Falconbridge and Phelps Dodge. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that Inco will not be able to obtain the required approvals or clearances from regulatory agencies and bodies on a timely basis, or divestitures or other remedies required by regulatory agencies may not be acceptable or may not be completed in a timely manner, the risk that Inco’s Offer will be unsuccessful for any reason, the risk that the Inco-Phelps Dodge arrangement transaction will be unsuccessful for any reason and the other risk factors listed from time to time in Inco’s and Falconbridge’s reports filed with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent Inco’s views as of the date of this release. While Inco anticipates that subsequent events and developments may cause its views to change, it specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing its views as of any date subsequent to the date of this release.
Important Legal Information
This communication may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the U.S. Securities and Exchange Commission (the “SEC”), on October 24, 2005 and July 14, 2006, registration statements on Form F-8, which include Inco’s offer and take-over bid circular, and has filed amendments thereto, which include notices of extension and variation, and will file further amendments thereto as required, in connection with the proposed combination with Falconbridge. The offer and take-over bid circular and the notices of variation and extension have been sent to shareholders of Falconbridge Limited. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), amendments thereto and other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION REGARDING TECK COMINCO’S PROPOSED COMBINATION WITH INCO.
This communication is not a solicitation of a proxy from any security holder of Inco or Phelps Dodge in respect of Inco’s proposed combination with Phelps Dodge. Inco intends to file a Management Information Circular regarding the proposed combination with the securities commissions or equivalent regulatory authorities in Canada and to provide the Management Information Circular to Inco shareholders and Phelps Dodge has filed a preliminary Proxy Statement on Schedule 14A regarding the proposed combination with the SEC. WE URGE INVESTORS TO CAREFULLY READ THE MANAGEMENT INFORMATION CIRCULAR, AND ANY AMENDMENTS INCO MAY FILE THERETO, WHEN IT BECOMES AVAILABLE BECAUSE IT, AND ANY SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND THE PROPOSED COMBINATION. WE URGE INVESTORS TO CAREFULLY READ THE PROXY STATEMENT, AND ANY AMENDMENTS PHELPS DODGE MAY FILE THERETO, BECAUSE IT AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND INCO’S PROPOSED COMBINATION WITH PHELPS DODGE.

Inco, Phelps Dodge and their executive officers and directors may be deemed to be participants in the solicitation of proxies from Inco and Phelps Dodge security holders in favor of Inco’s proposed combination with Phelps Dodge. Information regarding the security ownership and other interests of Inco’s and Phelps Dodge’s executive officers and directors will be included in the Management Information Circular and Proxy Statement, respectively.
Investors and security holders may obtain copies of the offer and take-over bid circular, the notices of variation and extension, the registration statements, the Solicitation/Recommendation Statement and Inco’s, Falconbridge’s and Phelps Dodge’s other public filings made from time to time by Inco, Falconbridge and Phelps Dodge with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC’s web site, www.sec.gov, free of charge. The proxy statement may also be obtained free of charge at www.sec.gov and the Management Information Circular (when it becomes available) may also be obtained free of charge at www.sedar.com. In addition, the offer and take-over circular and the other disclosure documents may be obtained free of charge by contacting Inco’s media or investor relations departments.

July 26, 2006
IN 06/40
For further information:

Media Relations:	Steve Mitchell (416) 361-7950
Investor Relations:	Sandra Scott (416) 361-7758
or www.inco.com